[OZEMAIL                         News Release
GRAPHICS
OMITTED]            OZEMAIL REPORTS SECOND QUARTER RESULTS
              ANNOUNCES PUBLIC FINANCING AND ADDITION OF INTERLINE
                           MANAGEMENT AND AFFILIATES.

FOR MORE INFORMATION CONTACT:

Sean Howard - Sydney, Australia - (612) 9433 2400
Todd Friedman - San Francisco - (415) 296-7383

SYDNEY, AUSTRALIA, AUGUST 11, 1998. - OzEmail Limited (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today released its results for the second quarter ended June 30, 1998.

Revenues for the second quarter of 1998 were A$27,402,000 (US$16,567,000), an increase of 109.5% over 1997 second quarter revenues of A$13,077,000 (US$9,714,000). The growth in revenues is primarily attributable to increased dial-up and permanent connections from OzEmail's Australian Internet connectivity business and the November 1997 acquisition of Access One.

Costs of revenue in the second quarter improved to 59.5% from 64.4% compared to the second quarter 1997 with considerable savings in communications costs and greater economies of scale in the network and operations support area. Operating costs declined as a percentage of total revenues to 48.1% from 76.0%, resulting in a reduced operating loss of A$3,420,000 in the second quarter, compared to an operating loss of A$5,307,000 in the 1997 second quarter. The net loss for the quarter was A$3,263,000, or A$0.27 per American Depositary Share ("ADS") (US$1,973,000 or US$0.16 per ADS) compared to a net loss for the second quarter of 1997 of A$8,290,000 or A$0.80 per ADS (US$6,158,000 or US$0.59 per ADS) and a
net loss in the immediately preceding first quarter of A$4,271,000, or A$0.37 per ADS (US$2,821,000 or US$0.25 per ADS).

For the six months ended June 30, 1998, total net revenues grew by 107.5% to A$49,434,000 from A$23,829,000 in the six months ended June 30, 1997. The net loss for the six months to June 30, 1998 decreased to A$7,533,000 from A$8,606,000 in the six months to June 30, 1997.

Operating highlights from the second quarter of 1998 include:

o The Company's active customer base increased 68% over the 1997 second quarter to approximately 203,000.

o Positive earnings before interest, taxation, depreciation and amortisation (EBITDA) of A$1,865,000 in the second quarter versus negative EBITDA of A$643,000 in the first quarter of 1998, reflecting lower operating costs as a percentage of revenue.

o Increased permanent connections revenues as a percentage of access revenues, exhibited a growth from 25% to 35% of total revenue between the second quarter of 1997 and the second quarter of 1998.

"During the quarter, OzEmail continued its aggressive efforts to solidify its market leadership and broaden its range of services," said OzEmail Chief Executive Officer Sean Howard. "We've taken steps in our Internet access business to increase our customer base and grow the Internet market in Australia. We have expanded our service offerings on our flagship web site. Additionally, we've entered into several infrastructure agreements that will significantly reduce our operating costs and provide operating efficiencies for our future growth."

In a separate press release issued today, the Company announced a planned offering of public debt and equity to raise US$250 million for infrastructure and working capital needs.

OzEmail's Chief Executive Officer, Mr Sean Howard, said "The additional capital is intended to be deployed for the purpose of acquiring or building communications infrastructure including significant dedicated capacity in the Southern Cross Trans Pacific Cable and long distance, inter- and intra-city fibre optic cable."

This announcement does not constitute an offer of securities. Any offering of securities will be made by means of a prospectus. The debt securities will neither be offered nor sold in Australia.

OzEmail's Internet telephony business - Interline - today announced that Mr Jean-Baptiste Rousselot has been named Chief Executive Officer of Interline and Mr Andrew Cowling has been named Chief Financial Officer. Interline will be opening its California office shortly. Interline also announced today it has signed the following affiliates: Alpha Telecom Ltd and Dostana Telecommunications in the UK, IT Network in Norway, Open Line SARL in France, Telefuture International of The Netherlands and Accord Telecommunications in South Africa. These additions bring the total number of affiliates to 13.

"We have ended the quarter above the market's consensus estimate and are beginning to see the benefits of our strategy in building a managed cost base and expanding into value-added and enhanced services," said Mr Howard. "These results reflect the strength of our core ISP business, which through careful acquisition and continued growth has allowed OzEmail Limited the opportunity to remain Australia's leading Internet service provider."

In this news release, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. Amounts for quarterly results and full year results are translated into US$ for convenience at the exchange rate prevailing at the end of each quarter and at the end of each full year, respectively. The exchange rates between the U.S. dollar and the Australian dollar were $0.7426, $0.6500 and $0.6046 (expressed in U.S. dollar / Australian dollars) at June 30, 1997, December 31, 1997 and June 30, 1998, respectively.

ABOUT OZEMAIL

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly report on Form 6-K dated May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.

OZEMAIL LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

                                                                     DECEMBER 31,              JUNE 30,
ASSETS                                                                  1997                     1998
                                                                 -------------------      ------------------
CURRENT ASSETS:

Cash and cash equivalents                                                  A$ 51,614                A$15,984

Restricted term deposits                                                           -                   3,720

Accounts receivable - trade, net of allowances of A$889 and
A$2,417, respectively                                                          8,427                  13,026

Receivable from shareholder                                                       32                       -

Other receivables                                                              2,331                   1,707

Income tax receivable                                                              -                     509

Other current assets                                                           2,520                   3,838
                                                                 -------------------      ------------------
         TOTAL CURRENT ASSETS                                                 64,924                  38,784

Plant and equipment, net                                                      27,179                  27,413

Non-current investments                                                        1,559                   1,535

Goodwill and other intangibles                                                19,839                  21,945

Restricted term deposits                                                           -                   4,585

Net deferred tax assets                                                          285                   2,114

Other non-current assets                                                           -                   3,558
                                                                 -------------------      ------------------
TOTAL ASSETS                                                              A$ 113,786                A$99,934
                                                                 ===================      ==================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Accounts payable                                                           A$ 19,936                A$20,015

Deferred consideration                                                         4,407                   4,407

Current portion of financing - lease liability                                 3,836                   4,566

Short term loan - due to Metro                                                 2,043                       -

Accrued expenses and other liabilities                                         7,513                   4,399

Deposits under agreements with Metro                                          18,686                       -

Income taxes payable                                                           3,776                       -
                                                                 -------------------      ------------------
         TOTAL CURRENT LIABILITIES                                            60,197                  33,387

Non-current portion of financing - lease liability                             4,423                   2,808
                                                                 -------------------      ------------------
         TOTAL LIABILITIES                                                    64,620                  36,195
                                                                 -------------------      ------------------
Commitments and contingencies (Note 8)                                             -                       -

SHAREHOLDERS EQUITY:

Ordinary Shares, A$0.004 par value; 1,250,000,000 shares
authorised; 111,000,010 and 121,448,250 shares issued and
outstanding, respectively                                                        444                     486
Additional paid-in capital                                                    64,636                  89,570

Accumulated deficit                                                         (15,916)                (23,449)

Dividends                                                                          -                 (2,858)

Other comprehensive income (loss), net                                             2                    (10)
                                                                 -------------------      ------------------
         TOTAL SHAREHOLDERS' EQUITY                                           49,166                  63,739
                                                                 -------------------      ------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                A$ 113,786                A$99,934
                                                                 ===================      ==================

                                 OZEMAIL LIMITED
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                      THREE MONTHS ENDED             SIX MONTHS ENDED
                                                           JUNE 30,                      JUNE 30,
                                                     1997           1998           1997           1998
                                                  -----------    -----------    -----------    -----------

Net revenues                                      A$   13,077    A$   27,402    A$   23,829    A$   49,434

Costs and expenses:
Cost of revenues - network operations and support       3,842          6,606          7,008         12,540
Cost of revenues - communications and other             4,604          9,686          8,050         19,252
Sales and marketing                                     3,013          5,716          5,772         10,473
Product development                                     3,423          1,737          5,095          3,253
General and administrative                              3,502          5,718          4,944          9,977
Amortisation of goodwill and other
intangibles                                                 -          1,359              -          2,490
                                                  -----------    -----------    -----------    -----------
Total costs and expenses                               18,384         30,822         30,869         57,985
                                                  -----------    -----------    -----------    -----------
Loss from operations                                  (5,307)        (3,420)        (7,040)        (8,551)

Other income (expense):
         Foreign exchange gain, net                         -            321              4            235
         Interest income                                  552            288          1,107            786
         Other income (expense), net                        -             63            941            225
         Interest expense                               (112)          (153)          (123)          (329)
                                                  -----------    -----------    -----------    -----------

Loss before provision for income taxes                (4,867)        (2,901)        (5,111)        (7,634)

Income tax (expense) benefit                          (3,423)          (362)        (3,495)            101
                                                  -----------    -----------    -----------    -----------
Net loss                                          A$  (8,290)    A$  (3,263)    A$  (8,606)    A$  (7,533)
                                                  ===========    ===========    ===========    ===========

Basic loss per ordinary share                     A$   (0.08)    A$  (0.027)    A$  (0.083)    A$  (0.064)
                                                  ===========    ===========    ===========    ===========
Diluted loss per ordinary share                   A$   (0.08)    A$  (0.027)    A$  (0.083)    A$  (0.064)
                                                  ===========    ===========    ===========    ===========

Weighted average ordinary shares and share
equivalents
- Basic                                               103,500        122,797        103,500        118,459
                                                  ===========    ===========    ===========    ===========
- Diluted                                             103,500        122,797        103,500        118,459
                                                  ===========    ===========    ===========    ===========

Basic loss per ADS                                A$   (0.80)    A$   (0.27)    A$   (0.83)    A$   (0.64)
                                                  ===========    ===========    ===========    ===========
Diluted loss per ADS                              A$   (0.80)    A$   (0.27)    A$   (0.83)    A$   (0.64)
                                                  ===========    ===========    ===========    ===========